SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)
(Amendment No. 11)

EMERITUS CORPORATION
(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

291005 10 6
(CUSIP Number)

Daniel R. Baty		Andrew Bor
Emeritus Corporation	with a copy to:	Perkins Coie LLP
3131 Elliott Avenue, Suite 500		1201 Third Avenue, 40th Floor
Seattle, Washington 98121		Seattle, Washington 98101
(206) 289-2909		(206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ’

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 291005 10 6	Schedule 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,365,419 (1)
	8	SHARED VOTING POWER 3,651,920 (2)
	9	SOLE DISPOSITIVE POWER 2,365,419 (1)
	10	SHARED DISPOSITIVE POWER 3,651,920 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY 6,017,339 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,335,419 shares of Common Stock and options exercisable within 60 days for the purchase of 30,000 shares of Common Stock held directly.

(2)
Includes 3,651,920 shares of Common Stock held by B.F., Limited Partnership ("B.F.").  Columbia-Pacific Group, Inc. ("CPG") is the general partner of B.F.  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Daniel R. Baty is also a limited partner of B.F.  Daniel R. Baty disclaims beneficial ownership of the shares held by B.F. except to the extent of his pecuniary interest therein.

(3)	The percentage is based on 39,517,683 shares of Common Stock outstanding as of August 19, 2010.

CUSIP No. 291005 10 6	Schedule 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stanley L. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,400 (1)
	8	SHARED VOTING POWER 3,651,920 (2)
	9	SOLE DISPOSITIVE POWER 102,400 (1)
	10	SHARED DISPOSITIVE POWER 3,651,920 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY STANLEY L. BATY 3,754,320 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 62,400 shares of Common Stock and options exercisable within 60 days for the purchase of 40,000 shares of Common Stock held directly.

(2)
Includes 3,651,920 shares of Common Stock held by B.F., Limited Partnership ("B.F.").  Columbia-Pacific Group, Inc. ("CPG") is the general partner of B.F.  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Stanley L. Baty is also a limited partner of B.F.  The foregoing share amounts include 41,084.1 shares attributable to a trust for the benefit of Brandon D. Baty's children, of which Stanley L. Baty serves as sole trustee, and 85,454.928 shares attributable to trusts for the benefit of Stanley L. Baty's children, of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust's ownership of limited partnership interests in B.F.  Stanley L. Baty disclaims beneficial ownership of the shares held by B.F. except to the extent of his pecuniary interest therein.

(3)	The percentage is based on 39,517,683 shares of Common Stock outstanding as of August 19, 2010.

CUSIP No. 291005 10 6	Schedule 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brandon D. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,000
	8	SHARED VOTING POWER 3,651,920 (1)
	9	SOLE DISPOSITIVE POWER 85,000
	10	SHARED DISPOSITIVE POWER 3,651,920 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY BRANDON D. BATY 3,736,920 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 3,651,920 shares of Common Stock held by B.F., Limited Partnership ("B.F.").  Columbia-Pacific Group, Inc. ("CPG") is the general partner of B.F.  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Brandon D. Baty is also a limited partner of B.F.  The foregoing share amounts include 41,084.1 shares attributable to a trust for the benefit of Brandon D. Baty's children, of which Stanley L. Baty serves as sole trustee, and 85,454.928 shares attributable to trusts for the benefit of Stanley L. Baty's children, of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust's ownership of limited partnership interests in B.F.  Brandon D. Baty disclaims beneficial ownership of the shares held by B.F. except to the extent of his pecuniary interest therein.

(2)	Includes 85,000 shares of Common Stock held directly.

(3)	The percentage is based on 39,517,683 shares of Common Stock outstanding as of August 19, 2010.

CUSIP No. 291005 10 6	Schedule 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) B.F., Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,651,920 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,651,920 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY B.F., LIMITED PARTNERSHIP 3,651,920 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)
B.F., Limited Partnership is a Washington limited partnership of which Columbia-Pacific Group, Inc. ("CPG") is the general partner.  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F.  B.F. directly owns 3,651,920 shares of Common Stock.

(2)	The percentage is based on 39,517,683 shares of Common Stock outstanding as of August 19, 2010.

CUSIP No. 291005 10 6	Schedule 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Columbia-Pacific Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,651,920 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,651,920 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY COLUMBIA-PACIFIC GROUP, INC. 3,651,920 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES * ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Columbia-Pacific Group, Inc., a Washington corporation  ("CPG"), is the general partner of  B.F., Limited Partnership, a Washington limited partnership ("B.F.").  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F.  B.F. directly owns 3,651,920 shares of Common Stock.

(2)	The percentage is based on 39,517,683 shares of Common Stock outstanding as of August 19, 2010.

CUSIP No. 291005 10 6	Schedule 13D	Page 7 of 11 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, $.0001 par value per share (the "Common Stock") of Emeritus Corporation (the "Company") owned by the entities and individuals as set forth under Item 5.

The principal executive offices of the Company are located at 3131 Elliott Avenue, Suite 500, Seattle, WA 98121.

Item 2.	Identity and Background.

This Schedule 13D relates to (i) Daniel R. Baty, (ii) Stanley L. Baty, (iii) Brandon D. Baty, (iv) B.F., Limited Partnership ("B.F.") and (v) Columbia-Pacific Group, Inc. ("CPG").

Daniel R. Baty is the sole director and shareholder of CPG, a Washington corporation, which is the general partner of B.F., a Washington limited partnership.  Stanley L. Baty and Brandon D. Baty are officers of CPG.  Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are each also limited partners of B.F.

Daniel R. Baty is Chief Executive Officer and Chairman of the Board of the Company.  His principal business address is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121.  Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Stanley L. Baty is a director of the Company and a Vice President of CPG.  His principal business address is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102.  Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Brandon D. Baty is President and Treasurer of CPG.  His principal business address is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102.  Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

CPG is a holding company that invests primarily in the senior living industry.  B.F. is also a holding entity with various venture capital investments.  The principal business address for all is 1910 Fairview Avenue East, Suite 500, Seattle, WA 98102.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 10 to this Schedule 13D, the reporting persons made the following purchases of Common Stock:

CUSIP No. 291005 10 6	Schedule 13D	Page 8 of 11 Pages

(a)           From March 2008 through August 2010, Daniel R. Baty acquired 318,429 shares of Common Stock in open market transactions for an aggregate price of $5,732,194, including 50,000 shares purchased on August 19, 2010 at a weighted average price per share of $16.1202.  The price was paid from Daniel R. Baty's personal funds.  On August 16, 2010, Daniel R. Baty acquired 69,999 shares of Common Stock through the exercise of stock options for an aggregate exercise price of $341,430, consisting of 16,666 options exercised at a price of $2.95 per share, 33,333 options exercised at a price of $3.95 per share and 20,000 options exercised at a price of $8.03 per share.  The price was paid from Daniel R. Baty's personal funds.

(b)           From March 2008 through May 2009, Stanley L. Baty acquired 45,000 shares of Common Stock in open market transactions for an aggregate price of $652,629.  The price was paid from Stanley L. Baty's personal funds.

(c)           In March 2008, Brandon D. Baty acquired 15,000 shares of Common Stock in open market transactions for an aggregate price of $333,010.  The price was paid from Brandon D. Baty's personal funds.

(d)           B.F., in its capacity as general partner of Catalina General L.P. ("Catalina"), made the election to dissolve Catalina.  Thus, on June 24, 2008, Catalina made a distribution of all of its 311,363 shares of Common Stock to its limited and general partners.  As a result, B.F. became the direct owner of 50,018 additional shares of Common Stock and 261,345 shares of Common Stock were distributed to limited partners of Catalina unaffiliated with Daniel R. Baty, Stanley L. Baty or Brandon D. Baty.

Item 4.	Purpose of Transaction.

The reporting persons acquired the Common Stock in the transactions identified above in Item 3 in the ordinary course of investing.  Except as described in this Statement, as of the date hereof, each of the reporting persons have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Emeritus Corporation.

(a)           As of the date of this Amendment No. 11 (“Amendment”)

(i)             Daniel R. Baty beneficially owns a total of 6,017,339 shares of Common Stock, which consists of: (i) 2,335,419 shares of Common Stock owned directly; (ii) 3,651,920 shares of Common Stock owned by B.F.; and (iii) 30,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(ii)            Stanley L. Baty beneficially owns a total of 3,754,320 shares of Common Stock, which consists of: (i) 62,400 shares of Common Stock owned directly; (ii) 3,651,920 shares of Common Stock owned by B.F.; and (iii) 40,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(iii)           Brandon D. Baty beneficially owns a total of 3,736,920 shares of Common Stock, which consists of: (i) 85,000 shares of Common Stock owned directly; and (ii) 3,651,920 shares of Common Stock owned by B.F.

(iv)           B.F. beneficially owns 3,651,920 shares of Common Stock, which consists of shares of Common Stock owned directly, and CPG beneficially owns, as general partner of B.F., the same 3,651,920 shares of Common Stock.

CUSIP No. 291005 10 6	Schedule 13D	Page 9 of 11 Pages

(v)           Based on 39,517,683 shares of Common Stock outstanding as of August 19, 2010, the percentage beneficial ownership of the reporting persons is as follows:

Daniel R. Baty	15.2%
Stanley L. Baty	9.5%
Brandon D. Baty	9.5%
B.F., Limited Partnership	9.2%
Columbia-Pacific Group, Inc.	9.2%

(b)

(i)           Daniel R. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 2,365,419 shares of Common Stock owned directly by him or subject to options held directly by him that are exercisable within 60 days of August 19, 2010.  In his capacity as sole director and shareholder of CPG, the general partner of B.F., Daniel R. Baty, together with Stanley L. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 3,651,920 shares of Common Stock owned directly by B.F.

(ii)           Stanley L. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 102,400 shares of Common Stock owned directly by him or subject to options held directly by him that are exercisable within 60 days of August 19, 2010.  In his capacity as Vice President of CPG, the general partner of B.F., Stanley L. Baty, together with Daniel R. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 3,651,920 shares of Common Stock owned directly by B.F.

(iii)           Brandon D. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 85,000 shares of Common Stock owned directly by him.   In his capacity as President of CPG, the general partner of B.F., Brandon D. Baty, together with Daniel R. Baty and Stanley L. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 3,651,920 shares of Common Stock owned directly by B.F.

(c)           See response at item 3(c) above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation.

Reference is made to Item 6 of Amendment 9 to this Schedule 13D for a description of the Amended and Restated Shareholders Agreement dated March 29, 2007, (the "Shareholders Agreement"), among Apollo Real Estate Investment Advisors III, L.P., Apollo Real Estate Investment Advisors IV, L.P. and certain of their affiliates (together the "Apollo Shareholders"), Saratoga Partners IV, L.P. and certain of its affiliates (the "Saratoga Shareholders"), and Mr. Daniel R. Baty and certain of his affiliates (the "Baty Shareholders").  The Apollo Shareholders, Saratoga Shareholders and Baty Shareholders entered into a First Amendment to the Shareholders Agreement, effective April 30, 2010,

CUSIP No. 291005 10 6	Schedule 13D	Page 10 of 11 Pages

providing that shares pledged pursuant to the Shareholders Agreement will not be subject to any of the terms and conditions of the Shareholders Agreement.

Reference is made to Item 6 of Amendment 9 to this Schedule 13D for a description of the Registration Rights Agreement dated March 29, 2007 (the "Registration Rights Agreement"), among the Apollo Shareholders, Saratoga Shareholders and Baty Shareholders.  On March 31, 2010, the Apollo Shareholders, Saratoga Shareholders and Baty Shareholders entered into an amendment to the Registration Rights Agreement (the "Registration Rights Agreement Amendment") that extended the term for which the Company is obligated to maintain the effectiveness of a shelf registration statement covering the shares of Common Stock owned by certain Apollo Shareholders and Saratoga Shareholders.  Pursuant to the Registration Rights Agreement Amendment, the Company is obligated to keep the shelf registration statement effective until the earlier of (1) April 1, 2012, (2) until all of the shares subject to the shelf registration statement have been sold, or (3) until all of the shares subject to the shelf registration statement may be sold without restriction under Rule 144 under the Securities Act of 1933.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 291005 10 6	Schedule 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of October 6, 2010.
/s/ DANIEL R. BATY Daniel R. Baty
/s/ STANLEY L. BATY Stanley L. Baty
/s/ BRANDON D. BATY Brandon D. Baty

B.F., LIMITED PARTNERSHIP By:COLUMBIA-PACIFIC GROUP, INC., General Partner By:/s/ BRANDON D. BATY Brandon D. Baty, President

COLUMBIA-PACIFIC GROUP, INC. By: /s/ BRANDON D. BATY Brandon D. Baty, President